                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF
    1934

         For the fiscal year ended: December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

         Commission file number: 0-24710


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Sirius Satellite Radio 401(k) Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Sirius Satellite Radio Inc.
                           1221 Avenue of the Americas
                                   36th Floor
                            New York, New York 10020

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                       SIRIUS SATELLITE RADIO 401(k) PLAN

                                  Plan No. 001
                                 EIN: 52-1700207


                                      INDEX


Part I - Financial Statements                                                           Page

          Report of Independent Registered Public Accounting Firm                         1

          Statements of Net Assets Available for Benefits as of December 31, 2003         2
              and 2002

          Statement of Changes in Net Assets Available for Benefits for the year          3
              ended December 31, 2003

          Notes to Financial Statements                                                   4

Part II - Supplemental Schedules

          Schedule H, line 4i - Schedule of Assets (Held at End of Year)                  9

          Schedule H, line 4j - Schedule of Reportable Transactions                      10

Signatures                                                                               11

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator of the Sirius Satellite Radio 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sirius Satellite Radio 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                             ERNST & YOUNG LLP


New York, New York
June 6, 2004

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                                  Plan No. 001
                                 EIN: 52-1700207

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 (In thousands)



                                                               As of December 31,
                                                             --------------------
                                                               2003        2002
                                                             -------     -------
Investments, at market value
          Mutual funds                                       $ 5,036     $ 2,798
          Sirius Satellite Radio Inc. Common Stock             5,164         571
          Participant loans                                       95          35
                                                             -------     -------
Total investments                                            $10,295     $ 3,404


Employer contribution receivable                                 928          33

Participant contribution receivable                               47          45
                                                             -------     -------
NET ASSETS AVAILABLE FOR BENEFITS                            $11,270     $ 3,482
                                                             =======     =======




   The accompanying notes are an integral part of these financial statements.

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                                  Plan No. 001
                                 EIN: 52-1700207

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 (In thousands)



                                                          For the year ended
                                                           December 31, 2003
                                                          -------------------
ADDITIONS:
      Interest income                                          $    16

      Net realized and unrealized appreciation
           in fair value of investments                          5,015

     Contributions:
           Employer                                              1,714
           Participant                                           1,853
                                                               -------
Total additions                                                  8,598

DEDUCTIONS:
       Benefits paid to participants                               767
       Administrative expenses, net of forfeitures                  43
                                                               -------
Total deductions                                                   810
                                                               -------

           Net increase in net assets available for benefits     7,788


NET ASSETS AVAILABLE FOR BENEFITS, beginning of year           $ 3,482
                                                               -------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                 $11,270
                                                               =======








   The accompanying notes are an integral part of these financial statements.

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                                 EIN 52-1700207
                                  Plan No. 001

                          Notes to Financial Statements


1. Description of the Plan

         Sirius Satellite Radio Inc. (the "Company") sponsors the Sirius Satellite Radio 401(k) Savings Plan (the "Plan") to provide eligible employees with a method of saving for their retirement and other needs. The Plan is a defined contribution plan that is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The inception date of the Plan was September 1, 1998 and the Plan has a December 31 fiscal year end. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans, fund redistribution and definitions of all terms.

Assets Held in Trust

         All assets of the Plan were held by CIGNA Retirement & Investment Services (the "Trustee") in 2003 and 2002. The Trustee is responsible for, among other things, the custody and investing of the assets of the Plan and for the payment of benefits to eligible participants. All contributions are invested by the Trustee as designated by the Plan participants.

         CIGNA Retirement & Investment Services is an operating division of CIGNA Corporation. The operations of CIGNA Retirement & Investment Services are conducted principally through Connecticut General Life Insurance Company ("CGLIC"), a wholly owned subsidiary of CIGNA Corporation.

         The investment options available to the participants as of December 31, 2003 and their related investment objectives were as follows:

         Alliancebernstein Balanced - Class A Fund. This fund seeks a combination of income and capital appreciation by investing primarily in equity securities of high quality, financially strong, dividend-paying companies.

         Alliance Growth & Income - Class A Fund. This fund seeks income and capital appreciation by investing primarily in high quality, dividend-paying common stocks. This fund offers investors diversification potential among stocks, fixed income and convertible securities.

         American Century Heritage Fund. This fund seeks to provide long-term growth of capital through investments in equity securities of small and medium-sized companies.

         CIGNA Lifetime Funds. This family of funds is comprised of five distinct multi-asset class investment portfolios, which offer a range of risk/return characteristics. The investment objective for each of the five funds varies, in keeping with the investment time horizon and associated asset allocation of the underlying portfolios.

         Core Bond Fund. This fund invests in high quality domestic fixed income securities, including actively managed separate accounts of investment-grade corporate bonds, mortgage-backed and asset-backed securities and government issues.

         Fidelity Advisor Equity Growth Fund. This fund seeks to achieve capital appreciation through investments in stocks of companies that have above-average growth potential. These growth characteristics are often associated with companies that have new products, technologies, distribution channels or that have a strong relative market position.

         Franklin Balance Sheet Investment Fund - Class A. This fund seeks income and capital appreciation by investing primarily in equity securities of small or relatively new companies that are believed to be under priced at the time of purchase, but have the potential for significant capital growth.

         International Growth/Artisan Partner Fund. This fund invests primarily in common stocks, preferred stocks and convertible securities of companies incorporated or domiciled outside the United States and securities traded on foreign stock exchanges with market capitalization of $2 billion and larger.

         Janus Adviser Balanced Fund. This fund seeks long-term capital growth, consistent with preservation of capital, balanced by current income.

         Oakmark Select II Fund. This fund seeks long-term capital appreciation by investing in a non-diversified portfolio of equity securities consisting primarily of common stocks of U.S. companies.

         Small Cap Growth/TimesSquare Fund. This fund seeks to achieve long-term capital appreciation through investments in the common and preferred stocks of U.S. companies with market capitalization between $30 million and $3 billion. It focuses on growth companies with new product developments and technological breakthroughs.

         Templeton Growth Fund. This fund seeks to provide long-term capital growth by investing primarily in debt and equity securities of domestic and foreign companies, including companies in emerging markets.

         Guaranteed Income Fund. This fund offers safety of principal and seeks to provide competitive yields relative to comparable guaranteed fixed income investment funds. It invests in a diversified portfolio of high quality, fixed income instruments within Connecticut General Life Insurance Company's general account.

         Sirius Satellite Radio Inc. Common Stock. This option allows participants to invest in the common stock of Sirius Satellite Radio Inc.

Eligibility

         Participation in the Plan begins on the first day of the calendar month following the date in which an employee attained the age of 21 and completed one full month of service, as defined in the Plan document.

Contributions

         Participants may elect to contribute from 1% to 16% of their compensation, as defined, provided their contributions do not exceed maximum allowable amounts under the Internal Revenue Code, as amended (the "Code"). Under the Code, individual contributions for which taxes may be deferred were limited to $12,000 in 2003 and $11,000 in 2002. The Plan also allows participants age 50 and over to make an extra "catch-up" contribution on a pre-tax basis, which may not exceed $2,000 and $1,000 for the calendar years ended December 31, 2003 and 2002, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants' contributions vest immediately and can only be withdrawn pursuant to the appropriate provisions of the Code.

         The Plan provides for discretionary employer matching contributions based on participant elective deferral percentages. The Company made employer matching contributions equal to 75% of participant elective deferrals from January 1, 2002 through March 31, 2003. Effective April 1, 2003, the Company reduced the amount of employer matching contributions to 50% of participant elective deferrals up to 6% of their compensation. The total matching contribution for the year ended December 31, 2003 was approximately $801,000, which was paid in the form of 798,314 shares of common stock of the Company.

         The Company may also elect to contribute to the profit sharing portion of the Plan based upon the total compensation of all employees eligible to receive an allocation. These additional contributions, referred to as regular employer contributions, are limited to profits as determined by the Company's compensation committee. Employees are only eligible to share in regular employer contributions during any year in which they are employed on the last day of the year. For the year ended December 31, 2003, the Company contributed an annualized 2.82% of pay to each employee's plan account, or an aggregate of approximately $913,000, which was paid in February 2004 in the form of 317,134 shares of common stock of the Company. Such amount is included in employer contribution receivable as of December 31, 2003.

Loans

         The Plan provides for loans to active participants. Participants may borrow the lesser of $50,000 or 50% of the vested portions of the participant's account balance. The amount available for future borrowings by participants is reduced by the amount of their highest outstanding loan balance during the previous one-year period. Loans are secured by the balance in the participants' account and bear interest at the prime interest rate plus 1%. The term of any loan is no greater than five years, except in the case of a loan used to acquire a principal residence. Repayment of any loan is required to be completed not less frequently than quarterly.

Participant Accounts

         Each participant's account is credited with participant contributions, employer matching and regular employer contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the benefit that can be provided from the participant's vested account balance.

Vesting

         Participants are immediately vested in their contributions plus earnings thereon. Vesting in employer matching and regular employer contributions begins one year after vesting service begins at a rate of 331/3% per year until the completion of the third year, when 100% is vested. In addition, a participant becomes fully vested in his or her employer matching and regular employer contributions upon his or her normal retirement date (age 65), disability or death, or if there is a partial or full termination of the Plan.

Distributions of Benefits

         Upon termination of employment due to death, disability, and retirement or upon attaining age 59 1/2, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship, as defined by the plan document.

Forfeitures

         Non-vested employer matching contributions are forfeited upon termination of employment or a participant's withdrawal from the Plan. Forfeitures are used to pay Plan expenses and to reduce employer matching contributions. Forfeitures for the year ended December 31, 2003 were approximately $40,000. Unallocated non-vested assets were approximately $28,000 and $3,000 as of December 31, 2003 and 2002, respectively.

Administrative Expenses

         Administrative expenses are paid through participant forfeitures or by the Company.


2. Summary of Significant Accounting Policies

Basis of Accounting

         The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

         Investments in funds are valued based on the Plan's pro rata share of fund equity as determined by the Trustee, based on market quotes. Investments in Sirius Satellite Radio Inc. common stock are valued based on market quotes. Realized gains and losses from the sale of investments are computed using the participant's cost basis in the investment aggregated at the Plan level. Net unrealized appreciation/depreciation in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year. Participant loans are stated at cost, and the difference between cost and fair value is not material to the Plan's financial statements.

         The Plan provides for various investments in funds containing debt and equity securities. Investments in securities are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Tax Status

         The Plan has received a determination letter from the Internal Revenue Service dated September 13, 2002, stating that the Plan is qualified under
Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

4. Plan Termination

         Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions of ERISA. In the event that such termination occurs, all amounts credited to participant accounts will become 100% vested and the Trustee, in accordance with the Plan document, will distribute the net assets of the Plan in a uniform and non-discretionary manner.


5. Investments

         The fair values of investments that individually represent 5% or more of the Plan's net assets are as follows:


                                                                               December 31,
                                                                    ----------------------------------
                                                                      2003                     2002
                                                                    --------                  --------
                                                                              (In thousands)
  Sirius Satellite Radio Inc. Common Stock -                          $4,056                   $  461
     Non-participant Directed
  Sirius Satellite Radio Inc. Common Stock -                           1,108                      110
     Participant Directed
  Alliance Growth & Income - Class A Fund                              1,931                    1,247
  Fidelity Advisor Equity Growth Fund                                    576                      282
  Guaranteed Income Fund                                                 534                      409
  Templeton Growth Fund                                                  426                      220
  Core Bond Fund                                                         358                      262

         During 2003 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value by $5,015 as follows:


                                                             December 31,
                                                                 2003
                                                            --------------
                                                            (In thousands)

        Sirius Satellite Radio Inc. Common Stock               $   4,142
        Mutual funds                                                 873
                                                               ---------

        Total increase in fair value of investments            $   5,015
                                                               =========


6.  Non-participant Directed Investments

         Non-participant directed funds invested solely in Sirius Satellite Radio Inc. common stock totaled $4,056 and $461 as of December 31, 2003 and 2002, respectively. The components of the change in net assets relating to non-participant directed investments are as follows:

                                                             December 31,
                                                                 2003
                                                            --------------
                                                            (In thousands)

        Contributions                                          $     818
        Net increase in fair value of investments                  3,295
        Benefits paid to participants                               (106)
        Forfeitures                                                  (37)
        Administrative expenses                                      (11)
        Transfers to participant-directed investments               (364)
                                                               ---------

        Change in non-participant directed funds               $   3,595
                                                               =========


7.  Risks and Uncertainties

         The Plan may invest in various types of investments securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits.


8.  Subsequent Events (Unaudited)

         Effective January 1, 2004, the Company amended the Plan to allow participants to contribute up to 50% of their compensation, provided their contributions do not exceed the maximum allowable amounts under the Code. The Plan was also amended to allocate excess forfeited non-vested balance among the accounts of participants who are eligible employees during the plan year in which the forfeiture is being allocated.

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

          Schedule H, line 4i-Schedule of Assets (Held at End of Year)
                             As of December 31, 2003
                                 (In thousands)

-----------------------------------------------------------------------------------------------------------
(a)                (b)                                         (c)                              (e) Current
       Identity of Issuer, Borrower,    Description of Investment, Including Maturity Date,        Value
          Lessor or Similar Party       Rate of Interest, Collateral, Par or Maturity Value
-----------------------------------------------------------------------------------------------------------
  *    Connecticut General Life         Janus Adviser Balanced Fund:                             $   114
       Insurance Company                4,149 shares in participation
  *    Connecticut General Life         Alliancebernstein Balanced  - Class A Fund:                   23
       Insurance Company                1,373 shares in participation
  *    Connecticut General Life         CIGNA Lifetime20:                                             35
       Insurance Company                2,725 shares in participation
  *    Connecticut General Life         CIGNA Lifetime30:                                            158
       Insurance Company                12,123 shares in participation
  *    Connecticut General Life         CIGNA Lifetime40:                                             49
       Insurance Company                3,795 shares in participation
  *    Connecticut General Life         CIGNA Lifetime50:                                             12
       Insurance Company                945 shares in participation
  *    Connecticut General Life         CIGNA Lifetime60:                                              3
       Insurance Company                207 shares in participation
  *    Connecticut General Life         Oakmark Select II Fund:                                      312
       Insurance Company                10,292 shares in participation
  *    Connecticut General Life         American Century Heritage Fund:                               74
       Insurance Company                3,278 shares in participation
  *    Connecticut General Life         Franklin Balance Sheet Investment - Class A Fund:            225
       Insurance Company                4,455 shares in participation
  *    Connecticut General Life         Small Cap Growth/TimesSquare Fund:                           130
       Insurance Company                7,346 shares in participation
  *    Connecticut General Life         International Growth/Artisan Partner Fund:                    76
       Insurance Company                8,462 shares in participation
  *    Connecticut General Life         Alliance Growth & Income - Class A Fund:                   1,931
       Insurance Company                541,874 shares in participation
  *    Connecticut General Life         Core Bond Fund:                                              358
       Insurance Company                26,030 shares in participation
  *    Connecticut General Life         Fidelity Advisor Equity Growth Fund:                         576
       Insurance Company                7,875 shares in participation
  *    Connecticut General Life         Guaranteed Income Fund:                                      534
       Insurance Company                19,090 shares in participation
  *    CIGNA Financial Services, Inc.   Sirius Satellite Radio Inc. Common Stock:                  5,164 **
                                        1,634,229 shares in participation
  *    Connecticut General Life         Templeton Growth Fund:                                       426
       Insurance Company                11,467 shares in participation
  *    Participant Loans                5.00% - 5.75%                                                 95
                                                                                              -----------

       Total Assets                                                                             $ 10,295
-----------------------------------------------------------------------------------------------------------

 * Represents a party-in-interest
** Balances consist of participant and non-participant directed investments. The cost of these investments were $3,178.

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

            Schedule H, line 4j - Schedule of Reportable Transactions
                          Year Ended December 31, 2003
                                 (In thousands)


                                                                                                         (h)           (i)
                                                                                                    Current Value      Net
           (a)                  (b)                              (c)           (d)        (g)        of Asset on       Gain
    Identity of Party       Description       Number of        Purchase      Selling    Cost of      Transaction        or
        Involved              of Asset       Transactions        Price        Price      Asset           Date         (Loss)
-----------------------------------------------------------------------------------------------------------------------------

Category (iii) - series of transactions in excess of 5 percent of plan assets.*

**Sirius Satellite Radio    Common Stock          25              $818         N/A        $818           $818          N/A
          Inc.
     Non-participant
        Directed

* There were no category (i), (ii), or (iv) reportable transactions during 2003.

** Represents a party-in-interest

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN




                                   By: /s/ DAVID J. FREAR
                                       ------------------
                                       David J. Frear
                                       Executive Vice President and
                                         Chief Financial Officer


June 28, 2004